VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

March 2, 2004

04010366

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

MAR - 3 2004

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dw 3/9

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Adds Mineral Claims to Hunter Mine Project in Timmins Gold Camp, Ontario - dated January 30, 2004
2. Valgold Resources Options Stephens Lake Property to BHP Billiton in Joint Venture with Cream Minerals and Sultan Minerals – dated February 9, 2004

Correspondence with Securities Commission(s)

1. Form 45-102F2 – dated February 9, 2004
2. Form 45-102F2 – dated February 11, 2004
3. Form 45-102F2 – dated February 13, 2004
4. Form 45-102F2 – dated February 25, 2004

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
website www.valgold.com

January 30, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD ADDS MINERAL CLAIM TO HUNTER MINE PROJECT IN TIMMINS GOLD CAMP, ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has entered into an option agreement ("Agreement") with an individual ("Optionor") from West Hill, Ontario to acquire a 100% interest in Staked Claim 1228673 (the "Property"), located in the Third Concession, Lot 10 in Whitney Township, Ontario. The Agreement is subject to regulatory approval.

The Property is situated adjoining the Hunter Mine property and covers approximately 16 ha in the south west part of the project area. The Hunter project was acquired in June 2003 and covers one of the first gold discoveries in the region. ValGold is the process of mobilizing a diamond drill and intends to complete up to 2,500 m of drilling before spring of this year.

Under the terms of the Agreement ValGold has agreed to make total cash payments of $2,000 and issue 10,000 common shares to the Optionor upon receipt of regulatory approval of the Agreement.

In exchange for the above cash and share payments, ValGold will have the exclusive right and option to earn 100% interest in the Property, subject only to royalties payable to the Optionor, of 2.0% net smelter returns ("NSR") from production of gold, silver and other metals. ValGold will have the right to purchase 50% of the NSR from the Optionor for $1,000,000 at any time up to the commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

For further information on the Company's Hunter Mine and other projects, visit the Company's website at www.valgold.com.

Shannon M. Ross
CFO and Corporate Secretary

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Email: info@coal-harbor.com Toll Free: 1-877-642-6200

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com / www.langmining.com

February 9, 2004

Ticker Symbol:
VAL - TSX Venture

VALGOLD RESOURCES OPTIONS STEPHENS LAKE PROPERTY TO BHP BILLITON IN JOINT VENTURE WITH CREAM MINERALS AND SULTAN MINERALS

ValGold Resources Ltd., Cream Minerals Ltd. and Sultan Minerals Inc. ("ValGold", "Cream", "Sultan" or the "Companies") have entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement, the Companies have granted to BHP the options (the "BHP Options") to acquire:

(1) a 51% undivided interest in the Stephens Lake Property (the "**First Option**"); and

(2) a 19% undivided interest in the Property (the "**Second Option**") in addition to the 51% interest;

BHP agrees to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture:

BHP Billiton	70%
ValGold	10%
Cream	10%
Sultan	10%

In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following

working interests in the joint venture:

BHP Billiton	51%
ValGold	1/3 of 49%
Cream	1/3 of 49%
Sultan	1/3 of 49%

If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

The Stephens Lake Property is 70 kilometres in length and comprised of 92,194 hectares of mineral leases situated 100 kilometres east of Gillim, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which, the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Belt is one of the most important nickel producing regions in the world. Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 kilometers, with production plus reserves in excess of 170 million tonnes. The largest deposit is the Thompson deposit, where production plus reserves is estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

In 2002, ValGold intersected serpentenized pyroxenite, a favourable rock type for nickel mineralization, in three diamond drill holes while exploring for diamonds along the Stephens Lake belt. A ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target. In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization).

Exploration of the property will involve flying an airborne geophysical survey in order to further define targets for diamond drill testing.

Stephen Wilkinson
President

For further information on ValGold Resources Ltd. please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Email: info@coal-harbor.com Toll Free: 1-877-642-6200

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 5, 2004, of 10,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 9th day of February, 2004.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, CFO

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **ValGold Resources Ltd.** (the "Company") has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **February 11, 2004**, of incentive stock options exercisable for an aggregate of **100,000** common shares of the Company for a period of **10 years** up to and including **January 19, 2014**, **ValGold Resources Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **11th** day of **February, 2004.**

ValGold Resources Ltd.

"Shannon M. Ross"

By: ______________________________
Shannon M. Ross, Secretary and CFO

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 12, 2004, of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 13th day of February, 2004.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, CFO

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 25, 2004 of 40,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 25th day of February 2004.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, CFO